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03024626

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of P... ...nder this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration an... ...ation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will... ...ch of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company ... ...their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory ... in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PACIFIC NORTH WEST CAPITAL CORP.

SUPPL

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 23/06/03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR

GIVEN NAMES: HARRY

NO. / STREET / APT: 2303 WEST 41ST AVENUE

CITY: VANCOUVER

PROV.: BC POSTAL CODE: V6M2A3

BUSINESS TELEPHONE NUMBER: 604-685-1870

BUSINESS FAX NUMBER: 604-685-6550

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUÉBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Private Options	(30000)							(30000)	1	H. Barr
Options	487000							487000	2	Cdn Gravity
Common	371500							371500	2	Cdn Gravity
Common	33000							33000	1	H. Barr
Common	1041670	07/07/03	10	2000		0.45		1043670	2	293020 BC Ltd.

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

dlw 7/18

03 JUL 18 AM 7:21

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 17/07/03